SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                               SCHEDULE 14D-1
                              Amendment No. 3
                           Tender Offer Statement
    Pursuant to Section 14(d)(1) of the Securities Exchange Act of 1934

                         RENTAL SERVICE CORPORATION
                         (Name of Subject Company)

                         UR ACQUISITION CORPORATION
                            UNITED RENTALS, INC.
                                 (Bidders)

                   Common Stock, par value $.01 per share
                       (Title of Class of Securities)

                                76009V 10 2
                   (CUSIP Number of Class of Securities)

                            United Rentals, Inc.
                         Four Greenwich Office Park
                            Greenwich, CT 06830
                          Attn.: Bradley S. Jacobs
                         Chairman of the Board and
                          Chief Executive Officer
                          Telephone:(203) 622-3131
                          Facsimile:(203) 622-6080
        (Name, Address and Telephone Number of Person authorized to
          Receive Notices and Communications on Behalf of Bidders)

                                  Copy to:

                           Milton G. Strom, Esq.
                  Skadden, Arps, Slate, Meagher & Flom LLP
                              919 Third Avenue
                          New York, New York 10022
                         Telephone: (212) 735-3000
                         Facsimile: (212) 735-2000

    UR Acquisition Corporation, a Delaware corporation (the "Purchaser") and a wholly owned subsidiary of United Rentals, Inc., a Delaware corporation ("Parent"), hereby amend and supplement their Tender Offer Statement on Schedule 14D-1 (the "Schedule 14D-1"), filed with the Securities Exchange Commission (the "Commission") on April 5, 1999, with respect to the Purchaser's offer to purchase all of the shares of common stock, par value $0.01 per share (the "Shares"), of Rental Service Corporation, a Delaware corporation (the "Company"), at a price of $22.75 per Share, net to the seller in cash, (such price, or such higher price per Share as may be paid in the Offer, the "Offer Price") upon the terms and subject to the conditions set forth in the Offer to Purchase and in the related Letter of Transmittal (which, as amended from time to time, together constitute the "Offer").

 Item 10.  Additional Information.

      The information set forth in Item 10(f) of the Schedule 14D-1 is hereby amended and supplemented by the following information:

      On April 13, 1999, Parent issued a press release announcing that Parent has filed a preliminary consent solicitation statement with the Commission. The consent solicitation seeks the consent of the stockholders of the Company to, among other things, the removal of all of the current members of the Company Board and the election of up to nine nominees selected by Parent to the Company Board. Parent has requested the Company Board to set April 26, 1999 as the record date for the consent solicitation.

      Parent also announced that it has filed preliminary proxy materials with the Commission which would be used to solicit proxies from the Company stockholders in opposition to the Company's existing merger agreement with NationsRent, Inc. The Company has not yet set a meeting or record date in connection with the stockholder vote on the NationsRent transaction.

      The foregoing is qualified in its entirety by reference to the text of the press release, a copy of which is filed as Exhibit (a)(10) hereto and is incorporated by reference herein.

      Unless otherwise indicated herein, each capitalized term used but not defined herein shall have the meaning ascribed to such term in the Schedule 14D-1 or in the Offer to Purchase referred to therein.

 Item 11.  Materials to be Filed as Exhibits.

      (a)(10)   Press Release of Parent dated April 13, 1999.



                                    SIGNATURE

      After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                UR Acquisition Corporation

                                By: /s/ John N. Milne
                                   -----------------------------------
                                   Name:  John N. Milne
                                   Title: President


                                United Rentals, Inc.


                                By: /s/ Bradley S. Jacobs
                                   -----------------------------------
                                   Name:  Bradley S. Jacobs
                                   Title: Chairman and Chief Executive
                                          Officer


 Date: April 13, 1999




                                INDEX TO EXHIBITS

 Exhibit
 Number                  Exhibit
 -------                 -------

 (a)(10)        Press Release of Parent dated April 13, 1999.